

Mail Stop 3720

May 16, 2006

Via U.S. Mail and Fax
Mr. Kenneth A. Sloan
Chief Financial Officer
Alderwoods Group, Inc.
311 Elm Street
Suite 1000
Cincinnati, OH 45202

      RE: **Alderwoods Group, Inc.**
              Form 10-K for the fiscal year ended December 31, 2005
              Filed March 13, 2006

              Form 10-Q for the fiscal quarter ended March 25, 2006
              Filed May 1, 2006

              File No. 0-33277

Dear Mr. Sloan:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Critical Accounting Policies, page 22

Valuation of Goodwill, page 24

1.	We note from your critical accounting policy disclosures on page 24, that you "carried forward" the 2003 goodwill valuation to perform the annual goodwill impairment tests in fiscal 2004 and 2005, and that there was no indication of an impairment in fiscal 2003, 2004 or 2005. You state that there were no significant changes in the key parameters used in the valuation exercise and no significant change in your continuing operations from 2003 to 2005. However, on page 4, you state that you identified 154 funeral locations in 2002, 2003 and 2004 for disposal, which extends past the date of the October 2003 valuation. Please tell us how you contemplated the cash flows of those funeral homes identified in 2004 for disposal, in your goodwill impairment analysis in 2004 and 2005.

2.	Further, you state that if the discount rate used for the analysis as of October 4, 2003 had been half a percent higher, the estimated fair value of the funeral reporting unit would have been equal to its carrying value. Please tell us what discount rates you used in your 2003, 2004 and 2005 goodwill impairment analyses. Further, it is not clear why you would present sensitivity analysis based on 2003 parameters in the disclosures in your fiscal 2005 annual report. Provide us with the a sensitivity analysis based on the discount rate employed in 2005 and related carrying values.

3.	We note that you used an independent third-party valuation expert to assess the fair value of the funeral reporting unit. While you are not required to refer to this independent valuation, when you do, you should also disclose the name of the expert and include the expert's consent as an exhibit. Revise your future filings to either disclose the name of the expert and include their consent, or alternatively, delete this reference. If you decide to delete your reference to the independent valuation, you should revise your disclosures to describe the method and significant assumptions used in the valuation.

Table of Contractual Obligations, page 51

4.	It appears that you have not included interest payments on your long-term debt. In future filings, please revise the table to include your obligation to pay interest.

Consolidated Statement of Cash Flows, page 64

5.   We understand that you are currently presenting the net changes in balance sheet line
        items associated with pre-need receivables and deferred revenue in the line item entitled
        "Other," which is classified within cash provided by operating activities on the cash flow
        statement. We do not believe that this net presentation, with all activities being classified
        within operating activities, complies with the requirements of SFAS No. 95 "Statement
        of Cash Flows." It is not clear to us where the change in the balance sheet line item
        entitled "non-controlling interest in funeral and cemetery trusts" is presented. Please
        explain.
        Your response to this comment should detail a cash flow presentation that is compliant
        with SFAS No. 95, while also presenting meaningful information to an investor to enable
        them to better understand the underlying cash flows. We recognize that this represents a
        change from your historical manner of presenting cash flows related to the activities of
        the pre-need funeral and cemetery merchandise and services trusts and cemetery
        perpetual care trusts. To the extent that any change in classification would require
        information that you currently do not track (for example, gross movements within the
        investment portfolio), please note that in your response.
        At a minimum, your response to this comment letter should address how you believe
        each of the following cash flows should be classified, citing appropriate portions of
        SFAS No. 95 to support your position:

        •   the refundable deposit originally made by the customer for services to be performed
             at some future date;
        •   the transfer of this deposit from the company to the trust, where it is invested as part
             of a larger investment portfolio;
        •   cash received for interest and dividends related to earnings of the investment
             portfolio;
        •   the reinvestment of these interest and dividends within the investment portfolio;
        •   if the interest and dividends are not reinvested within the investment portfolio,
             specify what they are used for, and how they should be classified; and
        •   the removal of funds from the investment portfolio once state requirements have
             been met, and the transfer of these funds from the trust back to the company.

        This list may not be all inclusive, so if there are other associated cash inflows and
        outflows that you believe are relevant to this discussion, they should also be addressed.
        Please also address any other relevant disclosures, such as information related to non-
        cash investing and financing activities associated with these trusts. We note the
        disclosures you have included in note 13 on page 97 with respect to restricted cash
        investing and financing activities. It is not clear what these disclosures represent. Please
        clarify.
        Further, it appears that these cash flows may be material to your company, and if so, you
        should address them in the liquidity section of Management's Discussion and Analysis of
        Financial Condition and Results of Operations. The discussion and analysis of liquidity

should focus on material changes in operating, investing and financing cash flows as depicted in the statement of cash flows, and the reasons underlying those changes. Please refer to the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm for further guidance.

6.   We note that you present the purchase of insurance invested assets and the proceeds on disposition and maturities of insurance invested assets in the investing section of your statement of cash flows. In a similar fashion to the preceding comment, please tell us about all of the material cash flows, including the receipt of premium payments, associated with your insurance segment and the basis for your presentation in the cash flow statement.

7.   We refer to your presentation of cash outflows for property and equipment in the investing section of your statement of cash flows. Based upon your disclosure on page 46 of your annual report, it appears that you present the cash outflows for property and equipment net of insurance assets. Please clarify what these insurance assets represent and why you believe it is appropriate to net these against capital expenditures. Please cite the paragraph in SFAS No. 95 that supports this presentation.

8.   We note that in 2005 you received $4.1 million as an advance payment from your insurance carriers for claims submitted. Please tell us whether and how this receipt is reflected in your consolidated statements of cash flows. The classification of proceeds should be based on the nature of the loss covered by the insurance policy.

Form 10-Q for the Fiscal Quarter Ended March 25, 2006

Note 2. Summary of Significant Accounting Policies, page 5

Stock-based Compensation Plans, page 5

9.   In the first interim period when SFAS No. 123R is adopted, you are required to include the disclosures set forth in paragraphs 64-65, 84, and A240-A242 in Form 10-Q. We believe you have only included a portion of the disclosures required by paragraph 84. Please amend your Form 10-Q for the fiscal quarter ended March 25, 2006 to include these required disclosures. Refer to question 1 in section H of SAB 107 for further guidance.

10.   We note that you applied the modified-prospective transition method. Accordingly, please revise to include a statement that the financial statements for the prior interim periods do not reflect any adjusted amounts. In other words, that prior periods do not include compensation cost calculated under the fair-value method. Please refer question 1 in section H of SAB 107 for further guidance.

11.   We refer to your pro forma disclosures for the twelve weeks ended March 25, 2006. Please revise to clarify that the amounts included in the column entitled, "SFAS No. 123 adjustments" represent stock-based compensation expense recorded in accordance with SFAS No. 123R that are now included in your reported results of operations.

12.   If applicable, and in accordance with paragraph 84 of SFAS No. 123R, revise to include the effect of the change from applying the original provisions of SFAS No. 123 on cash flows from operations and cash flows from financing.

13.   Because the tables on pages 8 and 9 of your Form 10-Q are identical in presentation, it is difficult to understand the difference between the two. For awards that were previously accounted for under the intrinsic value method of Opinion 25, you are simply required to continue to provide the pro forma disclosures required by SFAS No. 123. Please revise the table on page 9 of your Form 10-Q to be similar in style to the table presented on page 9 of your fiscal 2005 10-K. We believe this table, which is required by paragraph 84 of SFAS No. 123R, will clearly indicate to a reader that stock-based compensation determined under the fair value method was not included in your historical reported results for the first fiscal quarter of 2005.

*   *   *   *

As appropriate, please amend your Form 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Branch Chief Accountant, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director